Exhibit 99.1

2018-01-02

PRESS RELEASE

Oasmia Pharmaceutical Secures Financing of 108 MSEK

Uppsala, January 2, 2018 --- Oasmia Pharmaceutical AB (publ) (“Oasmia” or the ”Company”) a developer of a new generation of drugs within human and veterinary oncology, has agreed to a loan totalling 108 million SEK, of which 75 million SEK will come from Oasmia’s main shareholder Arwidsro Investment AB (”Arwidsro”).

The loan will be given to the Company no later than May 15, 2018 and is due for repayment May 15, 2019. The intention with the loan is to replace the Company’s current loan from Nexttobe.

In connection with this transaction has Alceco International S.A. sold 2 million shares to Mr Per Arwidsson.

”Being the largest shareholder and with my solid belief in the future commercial success of Oasmia, it is obvious for me to contribute to ensure a long term financial solution for the Company,” says the chairman of Arwidsro, Per Arwidsson.

”We are very pleased with this solution since we will have the opportunity and resources to complete many of the ongoing and future revenue generating commercial activities which Oasmia is pursuing,” says Julian Aleksov, Executive Chairman in Oasmia.

Granting of the loan assumes certain conventional conditions will be fulfilled, including that Oasmia at that point in time has sufficient funds to maintain the operation for the coming 12-month period (without considering the loan from Arwidsro and the other lender MGC Capital) and also that there is no reason to believe Oasmia will not fulfil the other terms in the loan agreement.

The annual interest for the loan is set to 8%. In addition, Arwidsro receives 24,193,548 warrants while MGC Capital receives 10,645,161 warrants. The warrants allow issuance of new shares in Oasmia at 3.10 SEK per share until August 15, 2019 and are due to be issued no later than January 31, 2018. If for any reason the loan is not issued and the conditions are not fulfilled, the lenders will return most of the warrants to Oasmia. These warrants will then be voided. A small portion, approximately 4% of the warrants, will be kept by the lenders as compensation for the commitment.

For more information, please contact:

Anders Blom, CFO

Tel: +46 (0)18 50 54 40

E-mail: anders.blom@oasmia.com

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops, manufactures, markets and sells new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Capital Markets (OASM.US), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ Stockholm (OASM.ST).

Information is also available at www.oasmia.com www.nasdaqomxnordic.com www.boerse-frankfurt.de twitter.com/oasmia

This information is such that Oasmia Pharmaceutical AB (publ) is obliged to disclose under the EU Market Abuse Regulation (MAR). The information was submitted for publication, through the agency of the contact person set out above, at 08.30 CET on 2 January 2018.